Exhibit 21

REVISED LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Wonder Auto Limited	British Virgin Islands	100%
Jinzhou Halla Electrical Equipment Co., Ltd	PRC	100%
Jinzhou Wanyou Mechanical	PRC	100%
Jinzhou Wonder Auto Electrical Equipment Co., Ltd.	PRC	100%
Jinzhou Wonder Motor Co., Ltd.	PRC	100%
Jinzhou Dong Woo Precision Co., Ltd.	PRC	50%